SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


02032325

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002

FRANCE TELECOM

(Translation of registrant's name into English)

6, place d'Alleray, 75505 Paris Cedex 15, France
(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F _X_ Form 40-F

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ____ No _X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______)

Enclosure: First quarter revenue information, dated April 30, 2002.


france telecom

France Telecom revenues up 5.6 percent for first quarter 2002 on solid growth in wireless, internet and international businesses

France Telecom confirms growth outlook for full-year 2002

- **The France Telecom Group had 90.5 million customers at March 31, 2002, adding 2.1 million new customers during the first quarter of the year.**
- **Orange, the wireless leader in France and the U.K., adds 1.27 million customers in the first quarter and passes 40 million customer mark.**
- **Wanadoo continues accelerated introduction of internet access services in Europe, with nearly 700,000 broadband subscribers.**
- **Positive effects oEquant – Global One merger**

FRANCE TELECOM CONSOLIDATED REVENUES			
(in millions of euros)	*At March 31, 2002*	*At March 31, 2001*	*%Change 2002/2001*
Total Revenue	**10, 604**	**10,043**	**+ 5.6**
Revenues by Product Line (*) :			
Orange	**3,850**	**3,351**	**+ 14.9**
Of which Orange France	1,689	1,442	+ 17.1
Orange UK	1,409	1,253	+ 12.5
Orange excluding France and UK	752	656	+ 14.6
Wanadoo	**375**	**290**	**+ 29.3**
Of which Access, Portals, e-commerce	215	112	+ 92.0
Directories	160	178	- 10.1
Fixed-line, voice and data services - France	**4,766**	**4,989**	**- 4.5**
Of which Fixed-line telephony	3,536	3,757	- 5.9
Corporate services	738	719	+ 2.6
Broadcasting and Cable TV	267	244	+ 9.4
Other products	225	269	- 16.4
Fixed-line, voice and data services International	**1,613**	**1,413**	**+ 14.2**
Of which Equant	775	274	+ 182.8
Fixed-line telephony outside France	348	600	- 42.0
Other products outside France	490	539	- 9.1

(*) After intra-group eliminations

Paris, April 30, 2002— France Telecom's consolidated operating revenues for the three months ended March 31, 2002 were 10.6 billion euros, up 5.6 percent over first-quarter 2001. On a comparable basis using France Telecom's scope of consolidation at end March 2001 (pro forma, unaudited figures), revenues increased 4.3 percent.

Companies in which France Telecom had a controlling interest counted 90.5 million customers at March 31, 2002, compared with 79.9 million at March 31, 2001, representing an increase of 13.3 percent on a comparable basis (i.e. excluding Telecom Argentina).

The growth in revenue at March 31, 2002 resulted mainly from ongoing expansion of international business. Revenues outside France advanced 9.6 percent (on a pro forma basis) and represented 36.4 percent of France Telecom's consolidated revenues at March 31, 2002. Revenues from business in France increased slightly on a pro forma basis as sustained growth in wireless revenues from Orange France more than offset the decline in revenues from fixed-line services.

Michel Bon, Chairman and Chief Executive of France Telecom, stated: "In the first quarter of 2002 France Telecom achieved sustained revenue growth in line with our forecasts, despite the automatic transfer to the competition of preselect customers' local calls in France and new rate cuts, notably for interconnection. Orange consolidated its number one position in the U.K. and France, attesting to successful deployment of the Orange brand. As anticipated, the slower growth in the number of wireless customers is coupled with progressive stabilization of ARPU and an increase in the number of high-value customers. Wanadoo also met expectations, ending the quarter with 700,000 broadband subscribers in Europe. Equant's improved profitability underlines the success of the merger."

He added: "France Telecom's revenue growth ranks us among the most dynamic operators in Europe. We are reaping the benefits of our positioning in all the growth segments of the telecommunications market. Consequently, we confirm our positive outlook for 2002. With the full consolidation of TPSA in the second quarter, we expect to achieve double-digit revenue growth for the fourth consecutive year. We expect this growth to be profitable, with pro forma EBITDA and EBIT increasing faster than sales. This will allow us to generate significant unleveraged free cash flow."

*

* *

Orange revenues contributed to France Telecom totaled 3.9 billion euros at March 31, 2002, a rise of 14.9 percent. The Orange group had a total controlled customer base of 40.5 million at March 31, 2002, up from 33.2 million at the end of March 2001, a year-to-year increase of 22 percent.

Orange France continued its sustained expansion, recording revenues of 1.7 billion euros at March 31, 2002, up 17.1 percent over the year-earlier period. Orange France had 18.3 million customers at March 31, 2002, compared with 15.1 million at March 31, 2001, a rise of 21.1 percent. A total of 454,000 customers were added during the first quarter of 2002, consolidating Orange France's leadership with 49 percent of the market at end March 2002, compared with 48.2 percent at December 31, 2001. The rate of decline in ARPU (Average Revenue Per User) also slowed during the first quarter of 2002, confirming the trend seen in 2001: the decline was just 6.5 percent for the period, versus 8 percent in 2001. The share of Orange France contract customers steadily increased and represented 53 percent of the total customer base at March 31, 2002.

Orange U.K. had revenues of 1.4 billion euros for the three months ended March 31, 2002, an increase of 12.5 percent over the year-earlier period. Orange U.K. had 12.7 million customers at end March 2002, up from 11 million at March 31, 2001, representing a 12-month rise of 14.9 percent. During the first three months of 2002 Orange U.K. added 284,000 new customers and maintained its leadership in terms of active customers in the U.K. with a market share of 28.4 percent, compared with 28.2 percent at December 31, 2001. As in France, the rate of decline in ARPU slowed considerably to 7.1 percent at March 31, 2002, compared with 12.1 percent in 2001.

Revenues from Orange Rest of World were up 14.6 percent at March 31, 2002 thanks to sustained growth in the customer base. Orange Rest of World had 9.6 million customers at the end of March 2002, compared with 7.1 million a year earlier, giving it annual growth of 34.8 percent. 534,000 customers were added during the first quarter of 2002.

Wanadoo revenues contributed to France Telecom were 375 million euros at March 31, 2002, an increase of 29 percent over the first quarter of 2001. On a pro forma basis revenues increased 23 percent. Revenues from consumer internet services (Access, Portals and e-commerce) jumped 92 percent (64 percent on a pro forma basis). Revenues from the Directories segment increased 11 percent using the comparable publishing dates for certain directories between the two reporting periods.

At March 31, 2002 Wanadoo had 6.658 million active customers, a year-to-year increase of 35 percent. In the first quarter of 2002 Wanadoo added 591,000 new customers in Europe, of whom 25 percent signed up for broadband services (cable and ADSL). In France, Wanadoo had 3.271 million active customers at end March 2002, up from 2.145 million a year earlier, representing annual growth of 53 percent. In the U.K., Freeserve had 2.478 million active subscribers at March 31, 2002, versus 2.076 million at end March 2001. The share of paying subscribers increased significantly, representing 30 percent of the subscriber base at end March 2002, versus 24 percent a year earlier.

Consolidated revenues from Fixed-Line, Voice and Data Services – France totaled 4.8 billion euros for the three months ended March 31, 2002, a decline of 4.5 percent in comparison with the previous year.

The decline was mainly due to *fixed-line telephony*, which now includes online services and internet access[1]. Revenues from this activity were down 5.9 percent versus the first quarter of 2001, following a drop of 4.9 percent during the fourth quarter of 2001.

Revenues from *standard telephone services* (subscriptions and subscriber calls) declined 6.1 percent at end March 2002, compared with a drop of 3.9 percent during the fourth quarter of 2001. This decrease of approximately two additional percentage points is due, as anticipated, to the automatic transfer to the competition of their preselect customers' local calls. France Telecom's share of local call traffic decreased from 96.9 percent at the end of 2001 to 86.0 percent at March 31, 2002. France Telecom's share of long-distance traffic (domestic and international) decreased by only 0.8 percent during the quarter.

Revenues from carrier services (interconnection of domestic and international operators) declined 8.1 percent, due mainly to lower domestic interconnection rates and to a decline in transit business from international carriers.

Revenues from *online services and internet access* were stable overall compared with the year-earlier period. The drop in revenues from videotex services (Minitel) was offset by the increase in internet access revenues. The consumer ADSL broadband service (including Wanadoo ADSL access and business access) totaled 587,000 customers at March 2002, up from 430,000 at December 31, 2001, an increase of 157,000 customers during the first quarter of 2002. Call traffic for narrowband access was up 30 percent versus the previous year.

---

[1] Internet access revenues accounted for in the fixed-line telephony segment include (i) revenues from narrowband internet access when invoiced directly by France Telecom to the user and (ii) revenues from broadband ADSL access when invoiced directly by France Telecom to the user or third party access providers (i.e. other than Wanadoo) within their packaged offers. Revenues from ADSL access for businesses are included within *corporate services*.

Revenues from *corporate services* increased 2.6 percent at March 31, 2002. This reflects sustained growth in data networks due to demand for internet and Intranet services and rapid expansion of the number of corporate sites with high-speed connections, which jumped 72 percent in one year to 133,000 at March 31, 2002. Revenue growth from these new services was partially offset by the decline in conventional data services, in particular X.25 packet switching, analogue leased lines and low-speed digital leased lines.

Consolidated revenues from Fixed-Line, Voice and Data Services – International posted growth of 14.2 percent at March 31, 2002, following the consolidation of Equant with effect from July 1, 2001, which more than offset the deconsolidation of activities in Argentina.

On a pro forma basis, revenues from this segment advanced 3.7 percent. This increase came mainly from growth in fixed-line services, notably operations in Spain (Uni2), where revenues were up 66 percent at end March 2002 and the customer base climbed 31 percent to 2.3 million. Equant contributed revenues of 775 million euros, a pro forma increase of 1.6 percent versus the first quarter of 2001. Pro forma dollar revenues declined 4.4 percent due to the overall economic slow-down at the beginning of this year, although March 2002 revenues saw a significant improvement. The decline in revenues from integration services and SITA offset growth in revenues from network services.

*

* *

KEY CONSOLIDATED FIGURES AT MARCH 31, 2002

At March 31, 2002 the France Telecom Group (including companies in which France Telecom holds a controlling interest) had a total of 90.5 million customers, with the following breakdown by service:

	Customers (in millions)	Countries
Wireless Communications	43.1	20
Fixed-line Telephony	38.4	9
Internet Access (active customers)	6.8	11
Cable Networks	2.2	2

The customer base continues to increase at a steady pace. At March 31, 2002, the France Telecom group had 10.6 million additional customers compared with the end of March 2001, representing year-to-year growth of 13.3 percent[2]. The customer base increased at a sustained rate during the first three months of 2002, with 2.1 million additional customers. The customer base for wireless services increased by 1.3 million during the period, including 454,000 new customers in France. The number of active customers for internet services increased by 579,000 during the period, of which 270,000 in France.

[2] Pro forma data, including the deconsolidation of fixed-line and wireless operations in Argentina.

France Telecom is one of the world's leading telecommunications carriers, with over 90.5 million customers on the five continents (220 countries and territories) and consolidated operating revenues of 10.6 billion Euro at March 31. Through its major international brands, including Orange, Wanadoo, Equant and GlobeCast, France Telecom provides businesses, consumers and other carriers with a complete portfolio of solutions that spans local, long-distance and international telephony, wireless, Internet, multimedia, data, broadcast and cable TV services.

France Telecom is the second-largest wireless operator and the number three Internet access provider in Europe, and a world leader in telecommunications solutions for multinational corporations. France Telecom (NYSE: FTE) is listed on the Paris and New York stock exchanges.

*

* *

This document contains forward-looking statements. Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things: the effects of competition; telecommunications usage levels the success of France Telecom's domestic and international investments; the availability, terms and deployment of capital; and the factors listed in Item 3 of its Annual Report on Form 20-F/A, filed with the U.S. Securities and Exchange Commission on November 8, 2001. The forward-looking statements contained in this document speak only as of the date of this document and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Press contacts :

Nilou du Castel Tel : +33 (0)1 44 44 93 93
Head of the Press Office
nilou.ducastel@francetelecom.com

Emilie Richer Tel : +33 (0)1 44 44 93 93
emilie.richer@francetelecom.com

FRANCE TELECOM REVENUES Q1, 2002

In bn of euros	2001					2002	% of change
	Q1	Q2	Q3	Q4	FY	Q1	Q1/Q1
1 - ORANGE							
Orange France	1.442	1.591	1.724	1.792	6.549	1.689	17.1%
Orange UK	1.253	1.311	1.386	1.385	5.335	1.409	12.5%
Rest of World	0.656	0.685	0.745	0.799	2.885	0.752	14.6%
Total Orange revenues	3.351	3.587	3.855	3.976	14.769	3.850	14.9%
2 - WANADOO							
Access, portals and e-commerce	0.112	0.149	0.153	0.204	0.618	0.215	92.0%
Directories	0.178	0.203	0.230	0.232	0.843	0.160	-10.1%
Total Wanadoo revenues	0.290	0.352	0.383	0.436	1.461	0.375	29.3%
Of which domestic revenues	0.249	0.296	0.336	0.364	1.245	0.294	18.1%
Of which revenues out of France	0.041	0.056	0.047	0.072	0.216	0.081	97.6%
3 - FIXED LINE VOICE AND DATA SERVICES IN FRANCE							
3.1 Fixed line telephony services	**3.757**	**3.744**	**3.596**	**3.700**	**14.797**	**3.536**	**-5.9%**
Subscription fees	1.339	1.339	1.335	1.361	5.374	1.333	-0.4%
Calling services	1.639	1.536	1.426	1.566	6.167	1.464	-10.7%
On Line Services and Internet access	0.220	0.216	0.207	0.218	0.861	0.220	0.0%
Payphones and calling cards	*0.141*	*0.161*	*0.184*	*0.143*	*0.629*	*0.135*	-4.3%
Carriers services	0.418	0.492	0.444	0.412	1.766	0.384	-8.1%
3.2 Corporate services	**0.719**	**0.753**	**0.729**	**0.737**	**2.938**	**0.738**	**2.6%**
Corporate networks	0.635	0.667	0.644	0.639	2.585	0.654	3.0%
Other corporate services	0.084	0.086	0.085	0.098	0.353	0.084	0.0%
3.3 Broadcasting and cable television services	**0.244**	**0.276**	**0.263**	**0.275**	**1.058**	**0.267**	**9.4%**
Domestic broadcasting services	0.206	0.231	0.219	0.230	0.886	0.224	8.7%
Domestic cable television services	0.038	0.045	0.044	0.045	0.172	0.043	13.2%
3.4 Other revenues	**0.269**	**0.222**	**0.261**	**0.287**	**1.039**	**0.225**	**-16.4%**
Equipment sales & rentals	0.178	0.155	0.166	0.173	0.672	0.161	-9.6%
Other products	0.091	0.067	0.095	0.114	0.367	0.064	-29.7%
Total fixed line voice and data services in France	4.989	4.995	4.849	4.999	19.832	4.766	-4.5%
4 - INTERNATIONAL VOICE AND DATA SERVICES							
Equant	0.274	0.270	0.809	0.779	2.132	0.775	182.8%
Fixed line telephony	0.600	0.651	0.661	0.662	2.574	0.348	-42.0%
Mobile services, excluding Orange	0.358	0.343	0.378	0.351	1.430	0.232	-35.2%
Broadcasting and cable television services	0.090	0.091	0.108	0.113	0.402	0.112	24.4%
Other revenues	0.091	0.092	0.132	0.111	0.426	0.146	60.4%
Total international voice and data services	1.413	1.447	2.088	2.016	6.964	1.613	14.2%
TOTAL CONSOLIDATED REVENUES	10.043	10.381	11.175	11.427	43.026	10.604	5.6%
Of which domestic revenues	6.680	6.882	6.909	7.155	27.626	6.749	1.0%
Of which revenues out of France	3.363	3.499	4.266	4.272	15.400	3.855	14.6%

impact on 1Q 2002 revenues from main acquisitions and divestitures

Impact of Acquisitions	in billion of euros
Total	0.570
Equant	0.528
Freeserve	0.042

Impact of Divestitures	in billion of euros
Telecom Argentina consolidation through the equity method	0.447



Direction des Relations avec les Investisseurs - 30/04/2002

FRANCE TELECOM TRAFFIC Q1, 2002

29/04/02 19:32

Traffic by revenues items

in billion of minutes	2001						2002	% change
	Q1	Q2	H1	Q3	Q4	FY	Q1	Q1/Q1
Calling services	31.3	28.8	60.0	25.9	28.9	114.9	27.6	-11.9%
Of which Domestic calls	*30.5*	*28.0*	*58.6*	*25.2*	*28.2*	*111.9*	26.8	-12.2%
Of which International outgoing traffic	*0.7*	*0.7*	*1.5*	*0.7*	*0.7*	*2.9*	0.7	1.5%
On line services & Internet access (1)	5.4	5.4	10.8	5.2	6.2	22.2	6.5	21.4%
Payphones and prepaid cards	0.8	0.8	1.5	0.8	0.7	3.0	0.7	-12.0%
Carriers services	14.5	15.4	19.9	15.1	16.8	61.7	18.4	27.5%
Of which Domestic interconnection (2)	*13.5*	*14.4*	*27.9*	*14.0*	*15.9*	*57.8*	17.5	29.5%
Of which Incoming international traffic	*1.0*	*1.0*	*1.9*	*1.0*	*0.9*	*3.9*	0.9	-1.3%
FIXED TELEPHONY TRAFFIC (3)	**51.9**	**50.3**	**102.2**	**47.0**	**52.6**	**201.8**	**53.2**	**2.6%**
Mobile outgoing traffic	3.9	4.0	8.0	4.2	4.6	16.8	4.9	23.1%
TOTAL TRAFFIC (3)	**55.8**	**54.3**	**110.1**	**51.3**	**57.2**	**218.6**	**58.1**	**4.0%**

(1) : Audiotel, Teletel, Wanadoo access
(2) : including Internet access via interconnection
(3) : excluding ADSL Internet access

FRANCE TELECOM TRAFFIC (1)	**42.3**	**39.9**	**82.2**	**37.2**	**41.3**	**160.8**	**40.5**	**-4.1%**

(1) : Excluding Domestic interconnection traffic

Traffic by usage

in billion of minutes	2001						2002	% change
	Q1	Q2	H1	Q3	Q4	FY	Q1	Q1/Q1
Mobile traffic (incoming and outgoing)	5.7	5.8	11.5	6.0	6.5	24.0	6.7	18.8%
Internet traffic (1)	12.6	13.4	26.0	12.9	15.2	54.0	16.4	30.0%
Traditional Usages	29.3	26.9	56.2	24.3	26.8	107.4	24.9	-14.9%

(1) : Internet traffic includes the traffics of most ISPs (of which Wanadoo) except ADSL access



TOTAL SUBSCRIBERS IN CONTROLLED SUBSIDIARIES Q1, 2002

France	Enterprise subs ('000)			Controlled subs ('000)
	at 3/31/01	at 3/31/02	Q1 /Q1 (%)	at 3/31/02
mobile	*15 089*	*18 277*	*21%*	*18 277*
fixed	*34 128*	*34 173*	*0%*	*34 173*
Internet	*2 145*	*3 271*	*52%*	*3 271*
cable	*785*	*837*	*7%*	*837*
Total France	**52 148**	**56 558**	***8%***	**56 558**

Europe (excluding France)	Enterprise subs ('000)			Controlled subs ('000)
	at 3/31/01	at 3/31/02	Q1 /Q1 (%)	at 3/31/02
mobile	*17 648*	*21 233*	*20%*	*21 233*
fixed	*2 033*	*2 697*	*33%*	*2 697*
Internet	*2 777*	*3 444*	*24%*	*3 444*
cable	*1 332*	*1 355*	*2%*	*1 355*
Total Europe (excl. France)	**23 791**	**28 729**	***21%***	**28 729**

World (excluding Europe)	Enterprise subs ('000)			Controlled subs ('000)
	at 3/31/01	at 3/31/02	Q1 /Q1 (%)	at 3/31/02
mobile	*5 525*	*4 373*	*-21%*	*3 584*
fixed	*5 601*	*2 130*	*-62%*	*1 538*
Internet	*345*	*101*	*-71%*	*75*
cable	*-*		*na*	*-*
Total World (excluding Europe)	**11 471**	**6 604**	***-42%***	**5 196**



Total	Enterprise subs ('000)			Controlled subs ('000)
	at 3/31/01	at 3/31/02	Q1 /Q1 (%)	at 3/31/02
Total Europe (including France)	**75 939**	**85 287**	***12%***	**85 287**
Total World (excluding France)	**35 262**	**35 333**	***0%***	**33 925**
Total World (including France)	**87 410**	**91 891**	***5%***	**90 483**


france telecom

TOTAL MOBILE SUBSCRIBERS Q1, 2002

1- Consolidated companies

	Europe		Interest (%)	Enterprise subs ('000)			Controlled subs ('000)
	Country	Company/brand	at 3/31/02	at 3/31/01	at 3/31/02	Q1/Q1 (%)	at 3/31/02
1	France	Orange France	100.0%	15 089	18 277	21%	18 277
2	Belgium	Mobistar	50.8%	1 933	2 583	34%	2 583
3	Denmark	Orange Denmark (Mobilix)	53.6%	534	597	12%	597
4	Moldava	Voxtel	53.2%	59	127	117%	127
5	Netherlands	Dutchtone	100.0%	1 229	1 148	-7%	1 148
6	Romania	Mobil Rom	67.8%	1 301	1 719	32%	1 719
7	Slovakia	Orange Slovenko (Globtel)	64.1%	750	1 432	91%	1 432
8	Switzerland	Orange Switzerland	99.8%	811	956	18%	956
9	UK	Orange Plc	100.0%	11 032	12 671	15%	12 671
	Total Europe (excl. France)			17 648	21 233	20%	21 233
	Total Europe (incl. France)			32 738	39 510	21%	39 510
	of which Orange Europe			32 679	39 383	21%	39 383

	World (excluding Europe)		Interest (%)	Enterprise subs ('000)			Controlled subs ('000)
	Country	Company/brand	at 3/31/02	at 3/31/01	at 3/31/02	Q1/Q1 (%)	at 3/31/02
10	Botswana	Vista	51.0%	66	91	37%	91
11	Cameroon	SCM (Mobilis)	70.0%	109	240	121%	240
12	Ivory Coast	Ivoiris	85.0%	246	382	55%	382
13	Lebanon	Cellis	67.0%	383	382	0%	382
14	Madagascar	Antaris	33.6%	54	108	99%	108
15	Rep Dominicana	FT Dominicana (Orange)	86.0%	82	336	310%	336
16	Salvador	CTE Personal	26.0%	193	162	-16%	162
17	Senegal	Sonatel	42.3%	243	339	39%	339
-	Argentina	Telecom Personal (1)	14.0%	2 164	-	na	-
-	Paraguay	Nucleo (1)	9.4%	372	-	na	-
18	Egypt	ECMS (MobiNil) (2)	36.4%	1 466	1 954	33%	1 392
19	Jordan	MobileCom (3)	35.2%	65	175	169%	70
20	Mauritius Islands	CellPlus (3)	40.0%	82	205	151%	82
	Total World (excluding Europe)			5 525	4 373	-21%	3 584
	of which Orange World (excluding Europe)			557	1 156	108%	1 156

Total	Enterprise subs ('000)			Controlled subs ('000)
	at 3/31/01	at 3/31/02	Q1/Q1 (%)	at 3/31/02
Total World (excl. France)	23 174	25 606	10%	24 817
Total World (incl. France)	38 263	43 883	15%	43 093
of which Orange	33 237	40 539	22%	40 539

2 - Other assets

			Interest (%)	Enterprise subs ('000)			Equity subs ('000)
	Country	Company/brand	at 3/31/02	at 3/31/01	at 3/31/02	Q1/Q1 (%)	at 3/31/02
21	Austria	Connect Austria - One (5)	17.5%	1 250	1 368	9%	239
22	India	BPL Mobile (4)	26.0%	272	390	43%	101
23	Italy	Wind	26.6%	5 700	8 136	43%	2 163
24	Poland	Centertel	34.0%	1 756	3 171	81%	1 078
25	Portugal	Optimus (5)	20.0%	1 505	1 965	31%	393
26	Thailand	BITCO (4)	49.0%		16	na	8
27	Argentina	Telecom Personal (1)	14.0%		2 102	na	294
28	Paraguay	Nucleo (1)	9.4%		536	na	51
	Total World			10 483	17 685	69%	4 326
	of which Orange			8 727	14 513	66%	

(1) : company consolidated on a proportionately basis (50%) until 21/12/01 then through the equity method

(2) : company consolidated on a proportionately basis (71.25% as of 01/01/01; 46.1% previously)

(3) : company consolidated on a proportionately basis (40%)

(4) : estimate for 03/31/2002

(5) : figure for the previous month

Orange is also present in Sweden and in Germany.

Mobilcom and Hutchison Germany, are only considered as mobile service providers

 : Orange direct interest (%)


france telecom

TOTAL FIXED TELEPHONY LINES Q1, 2002

1- Consolidated companies

Europe

	Country	Company	Interest (%) at 3/31/02	Enterprise lines ('000) at 3/31/01	Enterprise lines ('000) at 3/31/02	Q1 /Q1 (%)	Controlled lines ('000) at 3/31/02
1	*France*	*France Telecom*	100.0%	*34 128*	*34 173*	*0%*	*34 173*
	Of wich ADSL customers			*113*	*587*	*417%*	*587*
2	*Belgium*	*Mobistar (5)*	50.8%	*175*	*224*	*28%*	*224*
3	*Denmark*	*Mobilix (5)*	53.6%	*70*	*79*	*13%*	*79*
4	*Spain*	*Uni 2*	100.0%	*1 752*	*2 302*	*31%*	*2 302*
	Spain	*Catalana*	75.0%	*36*	*91*	*150%*	*91*
	Total Europe (excl. France)			**2 033**	**2 697**	*33%*	**2 697**
	Total Europe (incl. France)			**36 161**	**36 870**	*2%*	**36 870**

Rest of the world

	Country	Company	Interest (%) at 3/31/02	Enterprise lines ('000) at 3/31/01	Enterprise lines ('000) at 3/31/02	Q1 /Q1 (%)	Controlled lines ('000) at 3/31/02
5	*Ivory Coast*	*CI-Telcom*	45.9%	*268*	*305*	*14%*	*305*
6	*Salvador*	*CTE*	26.0%	*591*	*605*	*2%*	*605*
7	*Senegal*	*Sonatel*	42.3%	*214*	*232*	*8%*	*232*
	Argentina	*Telecom Argentina (1)*	14.0%	*3 611*	*-*	*na*	*-*
8	*Jordan*	*Jordan Telecom (2)*	35.2%	*629*	*678*	*8%*	*271*
9	*Mauritius Islands*	*Mauritius Telecom (2)*	40.0%	*289*	*310*	*8%*	*124*
	Total ROW			**5 601**	**2 130**	*-62%*	**1 538**

Total

	Enterprise lines ('000) at 3/31/01	Enterprise lines ('000) at 3/31/02	Q1 /Q1 (%)	Controlled lines ('000) at 3/31/02
Total World (excl. France)	**7 634**	**4 827**	*-37%*	**4 234**
Total World (incl. France)	**41 762**	**39 000**	*-7%*	**38 407**

2 - Affiliates

	Country	Company	Interest (%) at 3/31/02	Enterprise lines ('000) at 3/31/01	Enterprise lines ('000) at 3/31/02	Q1 /Q1 (%)	Equity lines ('000) at 3/31/02
10	*Germany*	*MobilCom (3) (6)*	28.3%	*892*	*927*	*4%*	*262*
11	*Italy*	*Wind (4) (6)*	26.6%	*2 600*	*7 178*	*176%*	*1 907*
12	*Poland*	*TPSA*	33.9%	*10 305*	*10 475*	*2%*	*3 554*
13	*Portugal*	*Novis (5)*	43.3%	*60*	*155*	*160%*	*67*
14	*Argentina*	*Telecom Argentina (1)*	14.0%		*3 442*	*na*	*481*
	Total World			**13 857**	**22 177**	*60%*	**6 272**

(1) : company consolidated on a proportionately basis (50%) until 21/12/01 then through the equity method

(2) : company consolidated on a proportionately basis (40%)

(3) : figure for call-by-call users

(4) : for march, 2002, after the acquisition of Infostrada

(5) : estimate for 03/31/2002

(6) : figure for 12/31/2001

these figures do not include the lines of companies that are not fully consolidated or affiliated (NTL, ..)


france telecom

TOTAL INTERNET SUBSCRIBERS Q1, 2002

1- Consolidated companies

Europe

	Country	Company	Interest (%) at 3/31/02	Enterprise subs ('000) at 3/31/01	Enterprise subs ('000) at 3/31/02	Q1 /Q1 (%)	Controlled subs ('000) at 3/31/02
1	*France*	*Wanadoo*	100.0%	*2 145*	*3 271*	*52%*	*3 271*
2	*Belgium*	*Wanadoo (1)*	100.0%	*65*	*100*	*56%*	*100*
3	*Denmark*	*Mobilix/Wanadoo (1) (6)*	100.0%	65	68	*5%*	68
4	*Netherlands*	*Wanadoo, incl. Casema (1)*	100.0%	*239*	*343*	*43%*	*343*
5	*Spain*	*Wanadoo (1)*	100.0%	*333*	*456*	*37%*	*456*
6	*UK*	*Freeserve (1)*	100.0%	*2 076*	*2 478*	*19%*	*2 478*
	Total Europe (excl. France)			**2 777**	**3 444**	***24%***	**3 444**
	Total Europe (incl. France)			**4 922**	**6 715**	***36%***	**6 715**
	of which Wanadoo			**4 858**	**6 648**		**6 648**

Rest of the world

	Country	Company	Interest (%) at 3/31/02	Enterprise subs ('000) at 3/31/01	Enterprise subs ('000) at 3/31/02	Q1 /Q1 (%)	Controlled subs ('000) at 3/31/02
7	*Ivory Coast*	*CI-Telcom*	45.9%	*5*	*8*	*48%*	*8*
8	*Morocco*	*Maroc Connect (1)*	90.0%	*9*	*10*	*18%*	*10*
9	*Salvador*	*CTE*	26.0%	*15*	*31*	*110%*	*31*
10	*Senegal*	*Sonatel*	42.3%	*6*	*8*	*27%*	*8*
	Argentina	*Telecom Argentina (3)*	14.0%	*310*	-	*na*	-
11	*Mauritius Islands*	*Mauritius Telecom (4)*	40.0%		*44*	*na*	*18*
	Total World (excluding Europe)			**345**	**101**	***-71%***	**75**

Total

	Enterprise subs ('000) at 3/31/01	Enterprise subs ('000) at 3/31/02	Q1 /Q1 (%)	Controlled subs ('000) at 3/31/02
Total World (excl. France)	**3 122**	**3 545**	***14%***	**3 519**
Total World (incl. France)	**5 267**	**6 816**	***29%***	**6 790**
of which Wanadoo	**4 866**	**6 658**		**6 658**

2 - Affiliates

	Country	Company	Interest (%) at 3/31/02	Enterprise subs ('000) at 3/31/01	Enterprise subs ('000) at 3/31/02	Q1 /Q1 (%)	Equity subs ('000) at 3/31/02
12	*Germany*	*Freenet (6)*	21.9%	*1 650*	*3 153*	*91%*	*691*
13	*Italy*	*Wind (2)*	26.6%	*1 100*	*9 980*	*807%*	*2 652*
14	*Poland*	*TP Internet + Wirtulna Polska*	33.9%		*1 367*	*na*	*464*
15	*Portugal*	*Clix (6)*	43.3%	*189*	*246*	*30%*	*107*
16	*Argentina*	*Telecom Argentina (3)*	14.0%		*186*	*na*	*26*
	Total World			**2 939**	**14 932**	***na***	**3 939**

(1) : active clients (access to the Internet at least once in the past 30 days for Wanadoo and Freeserve ; the number of registered users is higher

(2) : for march, 2002, after the acquisition of Infostrada

(3) : company consolidated on a proportionately basis (50%) jusqu'au 12/21/2001, puis mise en équivalence

(4) : company consolidated on a proportionately basis (40%)

(5) : figure for 12/31/2001 and 12/31/2002

(6) : estimate for 03/31/2002

these figures do not include the subscribers of companies that are not fully consolidated or affiliated (NTL)

: Wanadoo direct interest (%)


france telecom

TOTAL CABLE SUBSCRIBERS Q1, 2002

Europe

		Interest (%)	Enterprise subs ('000)			Controlled subs ('000)
Country	**Company**	**at 3/31/02**	**at 3/31/01**	**at 3/31/02**	**Q1 /Q1 (%)**	**at 3/31/02**
France	*FTC*	100.0%	*785*	*837*	*7%*	*837*
Netherlands	*Casema*	86.0%	*1 332*	*1 355*	*2%*	*1 355*
Total Europe (incl. France)			**2 118**	**2 192**	***4%***	**2 192**

(*) : these figures do not include the subscribers of companies that are not fully consolidated or affiliated (NTL)

Direction des Relations avec les Investisseurs - 30/04/02


france telecom

Direction des Relations avec les Investisseurs - 30/04/02


france telecom

Conference Call
April 30, 2002

2002 First Quarter Revenues

A new breakdown of revenues

- **Main reasons for changing:**
  - previous breakdown, built at the time of the IPO, was outdated
  - necessity to give more clarity to revenues by business (subscriptions, Equant, ..)
- **What doesn't change:**
  - Orange and Wanadoo
  - in Domestic Fixed, voice and data services : payphones and calling cards, broadcasting and CATV services
  - in Int'l Fixed, voice and data services: fixed line telephony, other mobile services, broadcasting and CATV services
- **Key changes:**
  - Equant, excluding other global services, in order to be consistent with Equant disclosing
  - more clarity to "corporate services", including corporate on-line services and corporate equipment sales and rentals
  - "carrier services" to include "int'l incoming telephone services" and "interconnection"
  - "subscriptions fees" broken-down, with bundle of minutes reclassified into "domestic calling and int'l outgoing telephone services"

An improvement in understanding businesses trends

Revenue Growth confirmed


in billions of euros / Historical figures
+ 5,6%
10.04
10.60
Q1 01
Q1 02

+ 5.6 % growth, despite Telecom Argentina deconsolidation

Consolidated Revenues by Segment Contributive Revenues

Revenues by activities (*) - in euros m			% 02/01	
	Q101	Q102	Historical	Proforma
Orange	3 351	3 850	+14.9%	+ 14.9%
Wanadoo	290	375	+29.3%	+ 23.0%
Fixed line, voice and data services in France	**4 989**	**4 766**	-4.5%	-3.9%
International voice and data services	1 413	1 613	+14.2%	+ 3.7%
Total Revenues	**10 043**	**10 604**	+5.6%	
of which international	*33.5%*	*36.4%*		
Total Revenues on a pro forma basis	**10 171**	**10 604**		+ 4.3%

(*) contributive revenues

- **Growth in mobile business, Internet and International Voice and Data Services**
- **Expected decrease in Domestic Fixed, Voice and Data Services**

Number of subscribers (controlled subsidiaries)



Total subscribers
79.9 million
Total subscribers
90.5 million
35.2
33.2
37.6
5.0
2.1
43.1
40.5
38.4
6.8
2.2
Mobile
o/w Orange
Fixed lines
Internet
Cable
In million
On a pro-forma basis
Q1 2001
Q1 2002

90.5 million customers

Traffic Carried by France Telecom in France

	Q1 2001	Q1 2002	% 02/01
Total traffic	**55.8**	**58.1**	**+4.0%**
Of which "France Telecom traffic"	42.3	40.5	-4.1%
Of which domestic Interconnection	13.5	17.5	+29.5%
Traffic by different usages			
Mobile (incoming and outgoing)	5.7	6.7	+18.8%
Internet (*)	12.6	16.4	+30.0%
Traditional Usages	29.3	24.9	-14.9%

(*) includes the traffics of most ISPs -of which Wanadoo- except ADSL access

Growth in Internet and Mobile traffic confirmed

ADSL domestic market

ADSL lines, 000

113 | 183 | 267 | 430 | 587

111 | 177 | 257 | 408 | 559

31/03/01 | 30/06/01 | 30/09/01 | 31/12/01 | 31/03/02

ADSL subscribers ■ Corporate connections

- **Extension of coverage**
  - → End of 2002 : 76%
  - → End of 2003 : 81%
  - → End of 2004 : 84%
- **Extension of France Telecom ADSL offer**
  - → ADSL 128 for those wishing to discover broadband Internet
  - → ADSL 1024 for heavy Internet users
- **Decrease of tariffs submitted by France Telecom to the ART**
  - → - 20% on average for existing products



Steady growth

Contributive Revenues as a % of Total Revenues



36%
64%

Orange



+ 14,9%
Q101
Q102

+ 22% growth in customer base (group controlled subsidiaries)



In m
33.2
40.5
7.1
11.0
15.1
9.6
12.7
18.3
Q1 2002
France UK ROW

+ 14.9% growth in contributive turnover



bn euros
3.35
3.85
+ 14,9%
0.7
1.3
1.4
0.8
1.4
1.7
5
4
4
3
3
2
2
1
1
0
Q1 2001
Q1 2002
France UK ROW

Confirmed revenue growth

Orange France

Annual Rolling ARPU (€)


Contract
583
580
2001
Q1 02
Prepay
175
172
2001
Q1 02
Overall
392
388
2001
Q1 02

Modest rate of decline

Orange UK

Annual Rolling ARPU (£)

	Contract	Prepay	Overall
2001	550	121	246
Q1 02	548	121	247

Modest increase in blended ARPU

Wanadoo

:ontributive Revenues as a
ɔ of Total Revenues


4%
96%


+ 29,3%
Q101
Q102

Contributive Revenues In Euros millions

	Q1 2001	Q1 2002
Access (1,2)		
Total active customers ('000)	4 866	6 658
Portals (3)		
Number of pages viewed (millions per month)	1 103	1 503
e-Merchant		
Orders per month	38 000	56 000
Directories		
On-line Advertisers	155 000	212 000

(1) France, Belgium, the Netherlands, Spain, Morocco ; UK (Freeserve) since March 2001
(2) including active customers to Freeserve in the preceding 30 days
(3) portals in France except kompass.fr and ridingzone in France

Contributive Revenues In Euros millions

290
178
112
Q1 2001
+29,3 %
375
160
215
Q1 2002
Directories
Business
services
Portals and
E Merchant

Nearly + 30% revenue growth

ontributive Revenues as a
, of Total Revenues


45%
55%

Fixed Telephony, Voice and Data in France (1)


- 3.9%
Q101
Q102

In Euros millions

On a proforma basis	Q1 01	Q1 02	% 02/01
Fixed-line services	3.75	3.54	-5.6%
Corporate Services	0.73	0.74	1.5%
TV cable Broadcasting	0.24	0.27	9.4%
Other	0.24	0.23	-7.0%
Total	4.96	4.77	-3.9%

Fixed Telephony Voice and Data in France (2)


France Telecom's market share
(traffic carried by France Telecom)
in %
99.1%
98.2%
86.0%
76.6%
64.6%
63.2%
Local
Long Distance
03/00
03/01
03/02

Impact of local preselection on market share, as expected

Fixed Telephony, Voice and Data in France (3)


Fixed telephony services
In bn Euros / On a proforma basis
1.34
1.33
1.64
1.46
0.21
0.22
0.42
0.38
Subscription fees
Calling Services
On Line Services and Internet Access
Carriers Services

Decline in calling services (impact of local calls competition)

Fixed Telephony, Voice and Data in France (4)

Corporate Services

Data Services : development of new corporate data networks services



70%
78%
Total Data Network Services Revenues
Of which new Data Network Services
Q1 01
Q1 02

Leased Lines : revenues from high-speed digital corporate sites



Total Leased Lines Revenues
Of which high-speed corporate sites
Q1 01
Q1 02

Steady growth of Data Networks, slight decline of LL

Contributive Revenues as a % of Total Revenues


15%
85%

International Voice and Data Services


+ 14,2%
Q101
Q102

Subscribers in controlled subsidiaries (*)

	at 31/3/2002	% Q1 02/Q1 01 (pro forma)
Fixed-line telephony	3.9	21.8%
Mobile Telecommunications	2.6	28.9%
Internet	0.1	45.8%
Cable	1.4	1.7%
Total	8.0	20.2%

Controlled either exclusively or jointly

(*) : excluding France, Orange and Wanadoo

Contributive Revenues in million Euros

	Q1 02	% Q1 02/Q1 01 (pro forma)
Equant	775	1.6%
Fixed-line telephony	348	17.6%
Mobile Services, excluding Orange	232	-4.1%
Broadcasting and cable	112	9.8%
Other revenues	146	-3.9%
Total	1 613	3.7%

Impact of Telecom Argentina deconsolidation



International Voice and Data Services

Equant first quarter revenues

US $ in millions	(Pro Forma) Q1 01	Q1 02	Growth %
Network Services	375.8	393.3	4.7%
Integration & managed Services	132	105.2	-20.3%
Other	74.5	57.9	-22.3%
sub-total	582.3	556.4	-4.4%
SITA	185.4	177.5	-4.3%
Total	767.7	733.9	-4.4%



Impact of economic slowdown

Conclusion

- Good 1Q 2002 figures:
  - +5.6% revenue growth, despite Telecom Argentina deconsolidation
  - Both Orange France and UK improved their market shares
  - Wanadoo #2 Broadband ISP in Europe
  - Moderate decline of Fixed line, voice and data services, due to the opening up of competition on local market
- Full year 2002 targets confirmed
  - Double digit revenue growth, including TPSA
  - Faster growth in EBITDA and EBIT
  - High level of unleveraged free cash flow

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Dated: April 30, 2002

By: ______________________
Name: Jean-Claude Grynberg
Title: Director, Investor Relations